United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

START ANNOUNCEMENT

OF THE PUBLIC OFFERING OF DISTRIBUTION OF THE 11TH (ELEVENTH) Issuance of Simple Debentures, not Convertible into Shares, in 3 (Three) series, of the Unsecured Type, for Public Distribution, under the Automatic Registration Rite, of

VALE S.A.

CNPJ/MF nº 33.592.510/0001-54 - NIRE 33.300.019.766
Publicly-held company
Praia de Botafogo, n° 186, Rooms 901, 1101, 1601 (part), 1701 e 1801

CEP 22250-145, Rio de Janeiro-RJ

in the total amount of

R$ 6,000,000,000.00.

(six billion reais)

ISIN CODE FOR FIRST SERIES DEBENTURES: BRVALEDBS0D9

ISIN CODE FOR SECOND SERIES DEBENTURES: BRVALEDBS0E7

ISIN CODE FOR THIRD SERIES DEBENTURES: BRVALEDBS0F4

RISK RATING OF THE ISSUANCE, ON A NATIONAL SCALE, CARRIED OUT BY MOODY'S –

"AAA. (bra)"

This classification was carried out on May 23, 2025, and the characteristics of the debentures are subject to change.

THE REGISTRATION OF THE DEBENTURES OFFERING WAS GRANTED AUTOMATICALLY

BY THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION ("CVM") ON JUNE 09, 2025 UNDER NOS:

REGISTRATION OF FIRST SERIES DEBENTURES WITH THE CVM: CVM/SRE/AUT/DEB/PRI/2025/419

REGISTRATION OF SECOND SERIES DEBENTURES WITH THE CVM: CVM/SRE/AUT/DEB/PRI/2025/420

REGISTRATION OF THIRD SERIES DEBENTURES WITH THE CVM: CVM/SRE/AUT/DEB/PRI/2025/421

1.               SECURITY OFFERED AND IDENTIFICATION OF THE ISSUER

Pursuant to Article 59, paragraph 3, of Resolution No. 160 of the Brazilian Securities and Exchange Commission ("CVM") of July 13, 2022, as in force ("CVM Resolution 160"), VALE S.A., a corporation registered as an issuer of securities, category "A", before the CVM, in the operational phase, classified as an issuer with great exposure to the market and in the category of frequent issuer of fixed income securities – EFRF, headquartered at Praia de Botafogo, nº 186, rooms 901, 1101, 1601 (part), 1701 and 1801, CEP 22.250-145, in the city of Rio de Janeiro, State of Rio de Janeiro, registered in the National Registry of Legal Entities of the Ministry of Finance ("CNPJ/MF") under No. 33.592.510/0001-54, with its articles of incorporation duly filed with the Board of Trade of the State of Rio de Janeiro, under the Identification Number of the Registration of Companies - NIRE 33.300.019.766, as issuer ("Issuer"), hereby announces the beginning of the public offering ("Offering") of 6,000,000 (six million) simple debentures, not convertible into shares, of the unsecured type, in three series, of its 11th (eleventh) issue, being (i) 2,000,000 (two million) debentures of the first series ("First Series Debentures"); (ii) two million (2,000,000) second series debentures ("Second Series Debentures"); and (iii) 2,000,000 (two million) debentures of the third series ("Third Series Debentures", and when together with the First Series Debentures and the Second Series Debentures, "Debentures"), with a unit face value of R$ 1,000.00 (one thousand reais), totaling, on the Issue Date of the Debentures, that is, May 15, 2025 ("Issue Date")."), the total amount of R$ 6,000,000,000.00 (six billion reais) ("Total Amount of the Issue"), pursuant to CVM Resolution 160, intended exclusively for professional investors, as defined pursuant to articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("Professional Investors"), being, therefore, subject to the automatic registration procedure of public offering of securities, pursuant to articles 26, item IV, item "a", and article 27, item I, and other applicable provisions of CVM Resolution 160 and article 19 of Law No. 6,385, of December 7, 1976, as amended, and other legal provisions, applicable regulatory and self-regulatory frameworks, as provided for in the "Private Instrument of Deed of Issuance of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Distribution Registration Rite, of the Eleventh Issue of Vale S.A." entered into on May 23, 2025, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, REGISTERED WITH THE CNPJ/MF UNDER No. 17.343.682/0001-38, as fiduciary agent and representative of the holders of the Debentures ("Fiduciary Agent" and "Original Deed of Issue", respectively).

The Original Deed of Issue was amended by the "First Amendment to the Private Instrument of Deed of Issuance of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Distribution Registration Rite, of the Eleventh Issue of Vale S.A." ("First Amendment to the Original Deed" and, together with the Original Deed, the "Deed of Issue"), entered into on June 6, 2025 between the Issuer and the Trustee, to provide for the outcome of the Bookbuilding Procedure (as defined in the Deed of Issue).

On this date, the fixing procedure (as defined in the Deed of Issue) was concluded to set the Remuneration (as defined in the Deed of Issue) of the Debentures, and the following result was calculated: (i) the Updated Unit Face Value (as defined in the Deed of Issue) of the First Series Debentures will be subject to remunerative interest corresponding to 6.8881% (six integers and eight thousand eight hundred and eighty-one tenths of thousandths percent) per year, based on 252 (two hundred and fifty-two) Business Days; (ii) on the Updated Unit Face Value of the Debentures of the Second Series, remunerative interest corresponding to 6.7624% (six integers and seven thousand six hundred and twenty-four tenths of thousandths of a percent) per year will be charged, based on 252 (two hundred and fifty-two) Business Days; and (iii) on the Updated Unit Face Value of the Third Series Debentures, remunerative interest corresponding to 6.7946% (six integers and seven thousand nine hundred and forty-six tenths of thousandths of a percent) per year will be charged, based on 252 (two hundred and fifty-two) Business Days. The Remuneration of the Debentures will be calculated as provided for in the Deed of Issue. The result of the fixing procedure indicated above was also reflected in the Original Deed of Issue through the First Amendment to the Original Deed of Issue.

Considering that there was no excess demand higher than 1/3 (one third) of the number of Debentures offered, the placement of the Debentures before Related Persons (as defined in the Deed of Issue) will be allowed, so that the investment intentions made by Professional Investors of the Offering who were Related Persons were not automatically canceled, pursuant to Article 56 of CVM Resolution 160.

The Issuer undertook to use the funds obtained through the issuance of the Debentures for future payment or for the reimbursement of expenses, expenses or debts that have been incurred in a period equal to or less than thirty-six (36) months prior to the closing date of the offering, related to the Investment Projects, as detailed below and in the Deed of Issuance.

FICO Project
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/0001-54).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Executive project and implementation work of part of the Central-West Integration Railway (FICO), comprising railway infrastructure and superstructure with an extension of 383 kilometers, 30 OAEs, in addition to the construction of 12 railway yards and 1 railway reversing loop. FICO will be built as class 1, COPANT 477.
Start Date of Investment Projects	23/03/2022.
Current Phase of Investment Projects	In implementation.
Estimated Date for Closing of Investment Projects	31/12/2028.
Social or Environmental Benefits Arising from the Implementation of Investment Projects

(i) Provide an alternative in the routing of cargo to the ports of the North and Northeast, especially those produced in Goiás, Mato Grosso and Rondônia, and thus reduce the route and cost of maritime transportation of grains and ores exported to ports in the Atlantic Ocean, Europe, the Middle East and Asia.

(ii) Increase agro-industrial production in the region, motivated by better conditions of access to national and international markets.

(iii) To enable and stimulate the exploration of mineral reserves that are still little explored.

Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$9,927,837,733.00.
Issuance Amount Allocated to Investment Projects	R$4,426,240,726.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$1,465,664,761.00.

Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	45%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol and Process Number before the Ministry	Protocol No. 308818.0054807/2024; Process No. 50000.030598/2024-15.

EFVM Project
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/0001-54).
Investment Projects Sector	Railway.
Object and Objective of Investment Projects	Renewal of permanent track machine fleet and renewal of locomotive fleets.
Start Date of Investment Projects	01/01/2020.
Current Phase of Investment Projects	In development.
Estimated Date for Closing of Investment Projects	31/12/2029.

Social or Environmental Benefits Arising from the Implementation of Investment Projects

In the case of the EFVM Permanent Track Machine Fleet Renewal, the project brings the following improvements to the railroad:

(i) compliance with requirements for the elimination and/or minimization of EFVM's business risks and security standards;

(ii) treatment of the current situation of obsolescence of machines and their operating systems;

(iii) 5.4% increase in the operational availability of the renewed large and medium-sized fleets

(iv) process optimization and resizing of the fleet of track machines, projecting "savings" in the acquisition and maintenance of 69 assets.

(v) increasing the level of personal and operational safety in critical maintenance activities;

(vi) increase and/or restoration of production/capacity of equipment fleets;

(vii) standardization of fleets and the execution of activities in a mechanized manner;

Such improvements entail socio-environmental benefits to the extent that the project, by contributing to operational safety, supports the mitigation of risks of events with communities and potential environmental damage in railway operations. In addition, the project reduces the diesel consumption of current equipment on the EFVM railroad, thus reducing Vale's Scope 1 emissions (a category used to describe emissions created directly by the company).

In the case of the EFVM Locomotive Fleet Renewal, the fleet renewal will bring as benefits the suppression of obsolescence inherent to the Dash fleet, increased tractor effort because it is AC (alternating current) traction technology and because it uses a more modern 12-cylinder diesel engine (current Dash fleet is 16) up to 6% fuel savings are expected.

Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$1,208,640,319.00.
Issuance Amount Allocated to Investment Projects	R$911,777,228.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$111,777,228.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	75%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol and Process Number before the Ministry	Protocol No. 308818.0071635/2025; Process No. 50000.021950/2025-11.

EFC Project
Investment Projects Holder	Vale S.A. (CNPJ n.º 33.592.510/0001-54).
Investment Projects Sector	Railway.

Object and Objective of Investment Projects	Acquisition of a new fleet of locomotives and replacement of locomotive fleets.
Start Date of Investment Projects	01/06/2022.
Current Phase of Investment Projects	In implementation.
Estimated Date for Closing of Investment Projects	31/12/2030.
Social or Environmental Benefits Arising from the Implementation of Investment Projects	For the projects, as requested in the technical specification, the locomotives will be adapted for operation with 25% biodiesel (B25), above government regulations, thus contributing to the reduction of Greenhouse Gas (GHG) emissions.
Estimated Volume of Financial Resources Required to Carry Out Investment Projects	R$713,533,457.00.
Issuance Amount Allocated to Investment Projects	R$661,982,046.00.
Use of the Proceeds of the Issue for the Reimbursement of Expenses, Expenses or Debts related to Investment Projects	R$1,982,046.00.
Percentage of Financial Resources Required for Investment Projects Arising from the Issuance	93%.
Other Sources of Funds from Investment Projects	Own resources.
Protocol and Process Number before the Ministry	Protocol No. 308818.0071646/2025; Process No. 50000.021538/2025-92.

The Debentures, therefore, will be issued in the manner provided for in Article 2 of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), considering that the Investment Projects were framed, pursuant to Article 2 of Law 12,431, Decree No. 11,964, of March 26, 2024 ("Decree 11,964") and Ordinance No. 689 of the Ministry of Transportation, of July 17, 2024, as amended by Ordinance No. 201, of March 5, 2025 ("Ordinance MT 689"), as a priority, observing the protocols carried out with the Ministry of Transport described above.

2. OFFER

The Offer is carried out under the coordination of ITAÚ BBA ASSESSORIA FINANCEIRA S.A., registered with the CNPJ/MF under No. 04.845.753/0001-59 ("Lead Coordinator"); XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., registered with the CNPJ/MF under No. 02.332.886/0016-82 ("XP"); UBS BB CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., registered with the CNPJ/MF under No. 02.819.125/0001-73 ("UBS BB"); BANCO BRADESCO BBI S.A., registered with the CNPJ/MF under No. 06.271.464/0001-19 ("Bradesco"); BTG PACTUAL INVESTMENT BANKING LTDA., registered with the CNPJ/MF under No. 46.482.072/0001-13 ("BTG"); and BANCO SANTANDER (BRASIL) S.A., registered with the CNPJ/MF under No. 90.400.888/0001-42 ("Santander" and, together with the Lead Coordinator, XP, UBS BB, Bradesco and BTG, the "Coordinators").

The following consortium financial institutions authorized to operate in the Brazilian capital market will participate in the Offering as special participants: (i) Banco Andbank (Brasil) S.A., registered with the CNPJ/MF under No. 48.795.256/0001-69; (ii) Ativa Investimentos S.A. Corretora de Títulos, Câmbio e Valores, registered with the CNPJ/MF under No. 33.775.974/0001-04; (iii) BB-Banco de Investimento S.A., registered with the CNPJ/MF under No. 24.933.830/0001-30; (iv) Banco Daycoval S.A., registered with the CNPJ/MF under No. 62.232.889/0001-90; (v) RB Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 89.960.090/0001-76; (vi) Safra Wealth DTVMob Ltda, registered with the CNPJ/MF under No. 01.638.542/0001-57; (vii) Terra Investimentos Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 03.751.794/0001-13; (viii) Unicred Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 53.899.051/0001-63; and (ix) Renascença Distribuidora de Títulos e Valores Mobiliários Ltda., registered with the CNPJ/MF under No. 62.287.735/0001-03 (together, the "Special Participants").

3. AUTOMATIC Distribution Registration Rite

The Offering is not subject to prior analysis by the CVM and its registration was obtained automatically, pursuant to article 26, item IV, item "a", of CVM Resolution 160, as it is a public offering for the distribution of (i) non-convertible debentures (ii) whose issuer falls into the category of frequent issuer of fixed income securities - EFRF ("EFRF") pursuant to Article 38 and Article 38-A of CVM Resolution No. 80, of March 29, 2022, as in force ("CVM Resolution 80"); and (iii) exclusively for Professional Investors. Furthermore, the Offer will not be subject to prior analysis by ANBIMA or by any regulatory or self-regulatory entity. However, after the publication of the Closing Notice, the Offering will be registered with ANBIMA, pursuant to articles 15, 17, 18 and 19, paragraph 1 of the "Public Offering Rules and Procedures", in force since March 24, 2025, which is part of the "ANBIMA Self-Regulation Code for the Structuring, Coordination and Distribution of Public Offerings of Securities and Public Offerings for the Acquisition of Securities", in force since July 15, 2024, both of which have been issued by ANBIMA.

4. REGISTRATION OF THE OFFERING WITH THE CVM

The Offer was automatically registered with the CVM on June 9, 2025, under the number: (i) CVM/SRE/AUT/DEB/PRI/2025/419, for the First Series Debentures; (ii) CVM/SRE/AUT/DEB/PRI/2025/420, for the Second Series Debentures; and (iii) CVM/SRE/AUT/DEB/PRI/2025/421, for the Third Series Debentures.

5. WAIVER OF PROSPECTUS AND OFFER SHEET

The Debentures will be offered exclusively to Professional Investors, and, therefore, the disclosure of the prospectus and the Offer sheet is waived, pursuant to article 9, item I and paragraph 3, and article 23, paragraph 1, both of CVM Resolution 160.

6. OFFER SCHEDULE

Below is an estimated timeline of the main stages of the Offer:

Nº	Event (1)	Data (2)(3)
1	Filing of the Request for Automatic Registration of the Offering with the CVM	May 23, 2025
2	Availability of the Notice to the Market	May 23, 2025
3	Beginning of presentations to potential investors (roadshow)	May 26, 2025
4	Bookbuilding Process	June 06, 2025
5	Granting of the Automatic Registration of the Offering by the CVM Availability of this Commencement Notice and the result of the Bookbuilding Procedure	June 09, 2025
6	Allocation Procedure Financial Settlement Date	June 10, 2025
7	Deadline for Disclosure of Closing Announcement	Within 180 (one hundred and eighty) days from the disclosure of this Commencement Announcement.

(1) Any communications or announcements related to the Offering will be made available on the world wide web of the CVM, B3, the Issuer and the Coordinators, pursuant to Article 13 of CVM Resolution 160.

(2) The dates of future events are indicative only and are subject to change, delays and anticipation without prior notice, at the discretion of the Issuer and the Coordinators. Any modification in the distribution schedule must be communicated to the CVM and may be analyzed as a modification of the Offering, following the provisions of articles 67 and 69 of CVM Resolution 160.

(3) In the event of changes in circumstances, suspension, extension, revocation or modification of the Offer, such schedule may be changed.

The terms beginning in capital letters and used in this "Announcement of the Commencement of the Public Offering of the 11th (Eleventh) Issue of Simple Debentures, Non-Convertible into Shares, in Three Series, of the Unsecured Type, for Public Distribution, under the Automatic Registration Rite, of Vale S.A." ("Announcement of Commencement"), which are not defined herein, shall have the meaning ascribed to them in the Deed of Issue.

ADDITIONAL INFORMATION REGARDING THE ISSUANCE, OFFERING, DISTRIBUTION AND DEBENTURES MAY BE OBTAINED FROM THE ISSUER, THE COORDINATORS, OTHER PARTICIPANTS IN THE DISTRIBUTION CONSORTIUM AND/OR THE CVM.

PURSUANT TO ARTICLES 9, ITEM I, AND 23, PARAGRAPH 1, OF CVM RESOLUTION 160, THE DISCLOSURE OF THE PROSPECTUS AND THE OFFER SHEET FOR THE REALIZATION OF THIS OFFER WAS WAIVED.

CONSIDERING THAT THE OFFERING IS INTENDED EXCLUSIVELY FOR PROFESSIONAL INVESTORS, PURSUANT TO ARTICLE 26, ITEM IV, ITEM "A", OF CVM RESOLUTION 160, AND IS, THEREFORE, SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION RITE PROVIDED FOR IN CVM RESOLUTION 160, THE DEBENTURES WILL BE SUBJECT TO RESTRICTIONS ON RESALE, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.

THE OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER, THE IMPLEMENTATION OF WHICH DOES NOT DEPEND ON THE DIRECT OR INDIRECT ACTION OF THE ISSUER OR PERSONS RELATED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160.

CONSIDERING THAT THE OFFERING IS SUBJECT TO THE AUTOMATIC REGISTRATION OF DISTRIBUTION PROCEDURE, THE REGISTRATION OF THE OFFERING DID NOT REQUIRE PRIOR ANALYSIS AND DOES NOT IMPLY, ON THE PART OF THE CVM, A GUARANTEE OF THE VERACITY OF THE INFORMATION PROVIDED OR A JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. IN THIS SENSE, THE DOCUMENTS RELATED TO THE DEBENTURES AND THE OFFERING WERE NOT SUBJECT TO REVIEW BY THE CVM OR BY ANY SELF-REGULATORY ENTITY, INCLUDING, WITHOUT LIMITATION, ALL THE DOCUMENTS OF THE OFFERING AND THIS ANNOUNCEMENT OF INITIATION.

CAREFULLY READ THE TERMS AND CONDITIONS OF THE DEED OF ISSUE, THE DEBT SUMMARY, AS WELL AS THE ISSUER'S REFERENCE FORM, BEFORE MAKING YOUR INVESTMENT DECISION, ESPECIALLY THE "RISK FACTORS" SECTION.

The date of this Commencement Announcement is June 9, 2025.

Lead Coordinator

Coordinators

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 9, 2025		Director of Investor Relations